Exhibit 12

	Six months ended June 30,	Twelve months ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings before income taxes	$46,258	$111,147	$54,076	$108,703	$131,420	$148,801

Fixed charges
Interest expense	5,401	11,055	11,071	11,067	11,064	11,060
Portion of rentals representing interest	2,359	4,990	4,098	4,266	3,430	3,728
Amortization of capitalized debt expense	110	215	204	193	182	170

Total earnings	$54,128	$127,407	$69,449	$124,229	$146,096	$163,759

Fixed charges
Interest expense	5,401	11,055	11,071	11,067	11,064	11,060
Portion of rentals representing interest	2,359	4,990	4,098	4,266	3,430	3,728
Amortization of capitalized debt expense	110	215	204	193	182	170

Total fixed charges	$7,870	$16,260	$15,373	$15,526	$14,676	$14,958

Ratio of earnings to fixed charges	6.9	7.8	4.5	8.0	10.0	10.9